Oncolytics Biotech® Provides Update on Special Meeting of Shareholders

SAN DIEGO, CA, November 20, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced that it has cancelled and will reschedule its special meeting of shareholders (the “Special Meeting”), as described in its news release dated October 20, 2025, which was to be held on December 15, 2025. The Special Meeting is being rescheduled due to delays at the Securities and Exchange Commission caused by the recent shutdown of the federal government in the United States. Once rescheduled, the Special Meeting will be held in order to vote on, among other things, a series of transactions that would change the jurisdiction of Oncolytics from the Province of Alberta in Canada to the State of Nevada in the United States (the “Domestication”).

The Company intends to set a new date for the Special Meeting as soon as practicable.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an investigational intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated encouraging results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It is designed to induce anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, of which both development programs have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding the Company’s intention to hold a special meeting of shareholders to vote on, among other things, the Domestication, including the timing of the special meeting. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, financial resources, access to capital markets, market dynamics, and prior and future shutdowns of the U.S. government. Please refer to Oncolytics’ public filings with securities regulators in the United States and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics

Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com